Free Writing Prospectus

Filing Pursuant to Rule 433

Filed on September 6, 2012

Registration Number 333-183634

(To Prospectus dated August 30, 2012 and

Preliminary Prospectus Supplement dated September 6, 2012)

$500,000,000

Flowserve Corporation

3.500% Senior Notes due 2022

Final Term Sheet

September 6, 2012

Issuer:	Flowserve Corporation
Size:	$500,000,000
Maturity Date:	September 15, 2022
Coupon (Interest Rate):	3.500%
Yield to Maturity:	3.546%
Spread to Benchmark Treasury:	+187.5 bps
Benchmark Treasury:	UST 1.625% due August 15, 2022
Benchmark Treasury Price / Yield:	99-18+ / 1.671%
Interest Payment Dates:	Semi-annually on each March 15 and September 15, commencing on March 15, 2013
Make-Whole Call:	Make-whole at T + 30 bps (before June 15, 2022 (three months prior to the Maturity Date))
Par Call:	At any time on or after June 15, 2022 (three months prior to the Maturity Date), the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.
Price to Public:	99.615%
Trade Date:	September 6, 2012
Settlement Date:	September 11, 2012 (T+3)
CUSIP / ISIN:	34354PAC9 / US34354PAC95
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC
Credit Agricole Securities (USA) Inc.
Co-Managers:	Lloyds Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
RBS Securities Inc.
Underwriting (Conflicts of interest):	Lloyds Securities Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc. and RBS Securities Inc., or their respective affiliates, were co-documentation agents and are lenders under our Senior Credit Facility. Because a portion of the net proceeds of this offering will be used repay all or a portion of the current balance on the Revolving Credit Facility, Lloyds Securities Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc. and RBS Securities Inc., or their respective affiliates, will receive a portion of the proceeds of this offering.
Ratings:*	Moody’s: Baa3 (stable outlook)
S&P: BBB- (stable outlook)
Fitch: BBB- (positive outlook)

*Note: Security ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in this offering can arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or emailing atdg.prospectus_requests@baml.com, or by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897 or emailing: cmclientsupport@wellsfargo.com.